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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70034

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robertson Stephens Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Mission Street, Suite 510
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Westbrook 415-500-6804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frank, Rimerman + Co., LLP
(Name – *if individual, state last, first, middle name*)

One Embarcadero Center, Suit 2410	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 03 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Westbrook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robertson Stephens Capital Markets, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me this 24th day of February, 20 20, by David Westbrook, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _______________ (Seal)

Notary Public

SAMIR BOUREMA
Notary Public - California
San Francisco County
Commission # 2301791
My Comm. Expires Aug 17, 2023

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Robertson Stephens Capital Markets, LLC

(A Delaware Limited Liability Company)

(SEC ID No. 8-70034)

Financial Statements
December 31, 2019
Public Document

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Robertson Stephens Capital Markets, LLC
(A Delaware Limited Liability Company)

Table of Contents

Frank, Rimerman + Co. LLP

Certified
Public
Accountants

Palo Alto
San Francisco
San Jose
St. Helena

To the Members
Robertson Stephens Capital Markets, LLC
San Francisco, California

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Robertson Stephens Capital Markets, LLC (a Delaware limited liability company) (the Company) as of December 31, 2019, and the related notes to the statement of financial condition. In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also includes evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Frank, Rimerman & Co. LLP

San Francisco, California
February 21, 2020

Robertson Stephens Capital Markets, LLC
(A Delaware Limited Liability Company)

Statement of Financial Condition
as of December 31, 2019

Assets		
Cash and cash equivalents	$	577,501
Interest receivable		68
Prepaid expenses		4,105
Receivables from broker-dealers and clearing organizations		50,000
Total assets	$	631,674
Liabilities and Members' Capital		
Accounts payable	$	15,317
Accrued liabilities		27,320
Total liabilities		42,637
Member's Capital		589,037
Total liabilities and members' capital	$	631,674

Robertson Stephens Capital Markets, LLC
(A Delaware Limited Liability Company)

Notes to Financial Statements
as of and for the year ended December 31, 2019

1. Organization

Robertson Stephens Capital Markets, LLC (the "Company") is a registered securities broker-dealer that conducts a general securities brokerage and investment banking business. The Company is a Delaware limited liability company, which was established on August 31, 2017 and commenced operations on July 29, 2019. The Company is headquartered in San Francisco, California and is a wholly owned subsidiary of Robertson Stephens Holdings, LLC, (the "Parent").

2. Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in United States dollars. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates, and those differences could be material.

Revenue Recognition

Commission revenues and expenses related to client security transactions are recorded on a trade-date basis. Principal transactions related to Company security transactions are recorded on a trade-date basis. Fees from investment banking, corporate finance and advisory, venture capital, and private placement activities are recorded when earned.

Cash and Cash Equivalents

Short-term, highly liquid investments with original maturities of three months or less from the date of purchase are considered to be cash equivalents. Cash and cash equivalents consist of cash on hand. There are no withdrawal restrictions on cash and cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds held as a clearing deposit were $50,000 as of December 31, 2019.

Fair Value Measurement

Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories, based on inputs:

Level I – Assets are valued at unadjusted quoted prices for identical assets in active markets that the Company has the ability to access.

Level II – Assets are valued at quoted prices for similar or identical assets in inactive markets.

Level III – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Taxation

The Company is a single-member LLC and is considered a disregarded entity from its Parent for federal and most state income taxes. The Parent is not subject to federal and most income state taxes, as its members are individually liable for income taxes, if any, on their proportionate share of the Parent's net income, accordingly the Parent does not allocate any income tax expense or benefit to the Company.

The Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce net assets. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. In addition, the Company recognizes any related penalties and interest as a component of income tax expense. Based on this review, the Company has determined the major tax jurisdictions as where the Company is organized and operates; however, no reserves for uncertain tax positions or related penalties or interest have been recorded for its open tax years. The Parent's United States federal and state 2017 through 2018 tax returns remain open for examination by tax authorities. The Fund is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability or expense has been recorded in the financial statements.

Recent Accounting Pronouncements

For the year ended December 31, 2019, various Accounting Standards Updates issued by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

3. Related Party Transactions

On August 1, 2019, the Company entered into an Expense Sharing Agreement (the "Agreement") with Robertson Stephens Wealth Management, LLC ("RSWM"), a wholly owned subsidiary of the Parent. Under this Agreement, the Company and RSWM agreed that the Company would reimburse RSWM for shared personnel, office space and associated infrastructure. For the year ended December 31, 2019 the Company paid RSWM the following:

Compensation related	$	67,179
Occupancy related		3,850
General & Administrative related		1,363
Total	$	72,392

4. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the Securities and Exchange Commission ("SEC") and administered by the Financial Industry Regulatory Authority, Inc. ("FINRA"), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 800%. The relationship of aggregate indebtedness to net capital changes from day to day.

As of December 31, 2019, the Company's net capital was $584,932. The Company's ratio of aggregate indebtedness to net capital was 7.29%.

For purposes of the computation of net capital, the Company is required to exclude $4,105 of non-allowable assets. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

5. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its clients. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its clients. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these client transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business, the Company regularly keeps cash balances at Federal Deposit Insurance Corporation ("FDIC") insured financial institutions that may exceed the insurance coverage limitations provided by the FDIC.

Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC"). The coverage available to the Company's clients through SIPC is limited in the risks, amounts, and investments that it covers. SIPC does not protect against market risk, which is the risk inherent in a fluctuating market. Furthermore, SIPC coverage is limited to $500,000 per client, including up to $250,000 for cash. For purposes of SIPC coverage, clients are persons who have securities or cash on deposit with a SIPC member for the purpose of, or as a result of, securities transactions. SIPC does not protect client funds placed with the Company just to earn interest. Insiders of the Company, such as its owners and officers, are not clients for SIPC coverage. Lastly, not all investments are protected by SIPC. In general, SIPC covers notes, stocks, bonds, mutual fund and other investment company shares, and other registered securities. It does not cover instruments such as unregistered investment contracts, unregistered limited partnerships, fixed annuity contracts, currency, and interests in gold, silver, or other commodity futures contracts or commodity options.

6. Subsequent Events

The Company has reviewed and evaluated all significant events and transactions that occurred after December 31, 2019 through February 21, 2020, the date that these financial statements were available to be issued. No subsequent events have occurred that require disclosure in, or adjustment to, the financial statements.

* * * * * *